SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 5)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)
QUIXOTE CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)

Joan R. Riley
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Material to be Filed as Exhibits
SIGNATURE

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Quixote Corporation, a Delaware corporation (“Quixote”), with the Securities and Exchange Commission (“SEC”) on January 7, 2010, as amended by Amendment No. 1 filed on January 15, 2010, Amendment No. 2 filed January 19, 2010, Amendment No. 3 filed January 22, 2010 and Amendment No. 4 filed on January 29, 2010 (as so amended, and as further amended hereby, the “Schedule 14D-9”), relating to the offer (the “Offer”) by THP Merger Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), as set forth in a Tender Offer Statement filed by Trinity and Purchaser on Schedule TO, dated and filed with the SEC January 7, 2010, as amended by Amendment No. 1 filed on January 15, 2010, Amendment No. 2 filed on January 21, 2010 and Amendment No. 3 filed on January 29, 2010 and Amendment No. 4 filed on February 5, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01-2/3 per share (the “Shares”), of Quixote, at a purchase price of $6.38 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 5 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately before the subsection thereof entitled “Cautionary Note Regularly Forward-Looking Statements”:
Exemption of Alexander Capital Acquisition Under NOL Rights Plan. Upon the filing of a Schedule 13G with the SEC on January 29, 2010, Quixote became aware that Alexander Capital Advisors, LLC had acquired beneficial ownership of 708,575 shares of Quixote common stock, representing 7.6% of Quixote’s outstanding common stock, which acquisition could trigger the exercisability and distribution of the rights under the Rights Plan unless, among other things, such acquisition is determined to be an exempt transaction for purposes of the Rights Plan.
After reviewing the effects of Alexander Capital Advisors, LLC’s acquisition, Quixote’s obligations under the merger agreement and the status of the Rights Plan generally, in accordance with the authority given it under the Rights Plan, the Board of Directors of the Company on February 2, 2010 made a determination that the acquisition of the Shares by Alexander Capital Advisors as reported in the Schedule 13G filing on January 29, 2010 should be treated as an “Exempt Transaction” under the Rights Plan and, consequently, such acquisition does not trigger the exercisability and distribution of the rights under the Rights Plan.
Expiration of the Offer
The Offer and withdrawal rights expired at 12:00 midnight, New York City time on Thursday, February 4, 2010. BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), has advised that, as of the expiration time, an aggregate of approximately 8,155,248 Shares (including approximately 87,689 Shares subject to guaranteed delivery procedures) were validly tendered and not withdrawn, representing approximately 87.37% of the total outstanding Shares. In total, taking into account the Shares tendered to Purchaser in the tender offer and the 404,700 Shares already held by Purchaser, Purchaser holds 8,559,948 Shares, representing approximately 91.71% of the total outstanding Shares. Therefore the Minimum Condition has been satisfied.
All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by Purchaser. Purchaser will promptly pay for such Shares at the Offer Price of $6.38 per Share.
Pursuant to the Merger Agreement and upon Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, Purchaser became entitled to designate for appointment or election to the Board a number of directors that is proportionate to the percentage of Shares then beneficially owned by Purchaser and its affiliates. Such designees, together and following their appointment or election to the Board, will constitute a majority of the Board.
All Shares validly tendered and not properly withdrawn (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) have been accepted for payment and will be promptly paid in accordance with the terms and conditions of the Offer and applicable law.

Parent intends to promptly effect a short-form merger under Delaware law, upon the terms and subject to the conditions set forth in the Merger Agreement, and, as a result, Quixote will become a direct, wholly-owned subsidiary of Parent.
As a result of the Merger, any Shares not tendered and accepted for payment in the Offer (other than Shares held (i) in the treasury of Quixote or by Quixote’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive the same $6.38 in cash per Share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer.
Following the merger, the Shares will cease to be traded on the NASDAQ Global Market.
On February 5, 2010, Trinity issued a press release announcing the results of the Offer, a copy of which is filed as Exhibit (a)(5)(vii) to this Statement and is incorporate herein by reference.
Item 9. Material to be Filed as Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit	Item

(a) (5)(vii)	Press Release issued by Trinity on February 5, 2010 (incorporated herein by reference to Exhibit (a)(5)(K) to the Amendment No. 4 to Schedule TO of Trinity and Purchaser filed on February 5, 2010).
[Signature Page Follows]

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION
By:	/s/ Daniel P. Gorey
Daniel P. Gorey, Executive Vice President
and Chief Financial Officer

Dated: February 5, 2010